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                                                                  EXHIBIT (a)(8)


1 Environmental Way                                     [Corporate Express Logo]
Broomfield, CO 80021-3416
(303) 664-2000

                                            February 6, 1998

Dear Shareholder:

     Corporate Express, Inc. is offering to purchase up to 35,000,000 shares of its common stock at a price not greater than $11.50 nor less than $10.00 per share. The Company is conducting the Offer through a procedure commonly referred to as a "Dutch Auction." This procedure allows you to select the price within the specified price range at which you are willing to sell all or a portion of your shares to the Company.

     The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer. Neither the Company nor its Board of Directors makes any recommendation to any shareholder whether to tender any or all shares.

     Please note that the Offer is scheduled to expire at 5:00 P.M., New York City time, on Monday, March 9, 1998, unless extended by the Company. Questions regarding the Offer should be directed to ChaseMellon Shareholder Services, L.L.C., the Information Agent for the Offer, or Donaldson, Lufkin & Jenrette Securities Corporation or BT Alex. Brown Incorporated, the Dealer Managers for the Offer, at the telephone numbers set forth in the enclosed materials.

                                            Sincerely,

                                            /s/ Gary M. Jacobs
                                            Gary M. Jacobs
                                            Executive Vice President
                                            and Secretary